SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S .A .
Payment of Interest on Own Capital

Paulo Roberto Cruz Cozza
Chief Financial Officer and Director of
Investor Relations
Contacts	pcozza@timsul.com.br
Joana Serafim
Investor Relations
(21) 8113-0571 / 4009-3742
jserafim@timbrasil.com.br
Leonardo Marques Wanderley
Investor Relations
(21) 8113-0547 / (21) 4009-3751
lwanderley@timbrasil.com.br
Cristiano Alves Pereira
Investor Relations
(21) 8113-0582 / (21) 4009-3751
cripereira@timbrasil.com.br
Website
http://www.timpartri.com.br

Rio de Janeiro, January 18, 2006 – TIM Participações S.A. (BOVESPA: TCLS3 and TCLS4; and NYSE: TSU), the holding company of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A., today announced payment of interest on own capital.

The Board of Directors of TIM Participações S.A. are hereby notified that, according to the decision of Board’s Meeting held on December 14, 2005, the Company will begin, January 26, 2006, to pay interest on own capital (JSCP) related to the fiscal year ended on December 31, 2005

1 – Amount of dividend and Interest on Own Capital (to be paid per 1,000 shares):

	Common Shares	Preferred Shares
Gross amount of Interest on own capital	R$ 0,079583755	R$ 0,079583755
Net amount of Interest on own capital	R$ 0,067646192	R$ 0,067646192

2.1. Payment directly by Stock Exchanges to the shareholders that participate in the fiduciary custody;

2.2. Payment through Banco ABN AMRO Real S/A branches, to those shareholders that are not included in the previous items.

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Rio de Janeiro, January 18, 2006.

Paulo Roberto Cruz Cozza
Chief Financial and Investor Relations Officer
TIM Participações S.A.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: January 18, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer